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                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                 SCHEDULE 13E-4
                         ISSUER TENDER OFFER STATEMENT
     (PURSUANT TO SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)
                            -----------------------

                               KOO KOO ROO, INC.
                                (Name of Issuer)
                            -----------------------


                               KOO KOO ROO, INC.
                      (Name of Person(s) Filing Statement)
                            -----------------------


         $5.70 Warrants to Purchase Common Stock expiring May 31, 1998
         $5.75 Warrants to Purchase Common Stock expiring May 31, 1998
                       (Titles of Classes of Securities)
                            -----------------------


                                     None
                    (CUSIP Numbers of Classes of Securities)
                            -----------------------


                                Robert F. Kautz
                            Chief Financial Officer
                    11075 Santa Monica Boulevard, Suite 225
                         Los Angeles, California  90025
                                 (310) 479-2080

  (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

                                  Copies to:
     Ronald Garber, Esq.                      Cynthia A. Rotell, Esq.
     Koo Koo Roo, Inc.                        Latham & Watkins
     11075 Santa Monica Boulevard             633 West Fifth Street
     Suite 225                                Los Angeles, California 90071-2007
     Los Angeles, California 90025            (213) 485-1234
     (310) 479-2080


                                October 9, 1996
     (Date Tender Offer First Published, Sent or Given to Security Holders)
                           CALCULATION OF FILING FEE
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                           TRANSACTION VALUATION*                  AMOUNT OF
                                                                   FILING FEE
                                  $2,395,726                          $480
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

* Determined pursuant to Rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended. Assumes the purchase of all 1,669,362 outstanding Warrants at the tender offer price of $2.00 per Warrant.

[_] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  _______________
Form or Registration No.:  _____________
Filing Party:  _________________________
Date Filed:  ___________________________
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

  ITEM 1.    SECURITY AND ISSUER.

       (a) The name of the Issuer is Koo Koo Roo, Inc., a Delaware corporation (the "Company"). The Company's principal executive office is located at 11075 Santa Monica Boulevard, Suite 225, Los Angeles, California 90025.

       (b) Reference is hereby made to the information set forth on the cover page and inside front cover page of the Offer to Purchase, which is incorporated herein by reference from Exhibit (a)(1) hereto. Defined terms used herein and not otherwise defined herein have the meanings set forth in the Offer to Purchase.

       (c) There is currently no established trading market for the Warrants.

       (d)  Not applicable.


  ITEM 2.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

       (a) Reference is hereby made to the information set forth in "9. Source and Amount of Funds" of the Offer to Purchase, which is incorporated herein by reference.

       (b)  Not applicable.


  ITEM 3. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

       (a)-(j) Reference is hereby made to the information set forth in "7. Purpose of the Offer; Certain Effects of the Offer" of the Offer to Purchase, which is incorporated herein by reference. Except as set forth in the Offer to Purchase, the Company has no present plans or proposals which would relate to, or would result in, any transaction, change or other occurrence with respect to the Company or any class of its equity securities as is listed in paragraphs (a) through (j) of Item 3 of Schedule 13E-4.


  ITEM 4.  INTEREST IN SECURITIES OF THE ISSUER.

       Reference is hereby made to the information set forth in "10. Transactions and Agreements Concerning Shares" of the Offer to Purchase, which is incorporated herein by reference.

  ITEM 5. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER'S SECURITIES.

       Reference is hereby made to the information set forth in "10. Transactions and Agreements Concerning the Warrants" of the Offer to Purchase, which is incorporated herein by reference.

  ITEM 6.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.
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       Reference is hereby made to the information set forth in "13. Fees and
  Expenses" of the Offer to Purchase, which is incorporated herein by reference.

  ITEM 7.  FINANCIAL INFORMATION.

       The incorporation by reference herein of the financial information described below does not constitute an admission that such information is material to a Warrantholder's decision to tender, sell or hold the Warrants being sought in the Offer.

     (a)(1) The audited financial statements required by Item 7(a)(1) are contained in Exhibit (g) hereto and such information is incorporated herein by reference.

     (a)(2) The unaudited financial statements required by Item 7(a)(2) are contained in Exhibit (h) hereto and such information is incorporated herein by reference.

     (a)(3) The Company's earnings were insufficient to cover fixed charges and preferred dividends by $4,781,539 and $6,910,835 for the years ended December 31, 1994 and 1995, and by $2,966,520 and $3,722,207 for the six months ended
  June 30, 1995 and 1996. For purposes of computing the ratio of earnings to fixed charges and preferred dividends, "earnings" consist of earnings before income taxes, extraordinary items and fixed charges. "Fixed charges and preferred dividends" consist of interest on all indebtedness and preferred dividends.

     (a)(4) The Company's book value per common share, after reduction of the preferred stock liquidation value, amounts to $1.50 per share as of December 31, 1995 and $1.26 per share as of June 30, 1996. After giving effect to the redemption of up to 1,197,763 warrants at $2.00 per Warrant and assuming a maximum redemption, the pro forma book value per share would be $1.34 per share as of December 31, 1995 and $1.10 per share as of June 30, 1996.

     (b) The information set forth in "8. Certain Information Concerning the Company" of the Offer to Purchase is incorporated herein by reference.

  ITEM 8.  ADDITIONAL INFORMATION.

       (a)  None.

       (b)  None.

       (c)  Not applicable.

       (d)  None.

       (e) The information set forth in the Offer to Purchase and the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively, is incorporated herein by reference.

  ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

       Exhibit No.  Description
       -----------  -----------

       (a)(1)     Offer to Purchase dated October 9, 1996.
       (a)(2)     Letter of Transmittal.
       (a)(3)     Notice of Guaranteed Delivery.
       (a)(4)     Letter from the Company to Warrantholders.
       (a)(5) Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Substitute Form W-9.
       (a)(6)     Text of Press Releases dated October 3 and 8, 1996.
       (b)        Not applicable.
       (c)        Not applicable.
       (d)        Not applicable.
       (e)        Not applicable.
       (f)        Not applicable.
       (g) Audited Financial Statements for the fiscal years ended December 31, 1994 and 1995.
       (h)        Unaudited Financial Statements for the six months ended
                  June 30, 1995 and 1996.

                                   SIGNATURE

       After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

  Dated:  October 8, 1996        KOO KOO ROO, INC.



                    BY /S/ ROBERT F. KAUTZ
                       ---------------------------------------------------------
                    NAME:   ROBERT F. KAUTZ
                    TITLE:  CHIEF FINANCIAL OFFICER

                                 EXHIBIT INDEX


                                                                                               SEQUENTIALLY
  EXHIBIT                                                                                       NUMBERED
  NUMBER                     DESCRIPTION                                                          PAGE
  -------                    -----------                                                       ------------
  (a)(1)    Offer to Purchase dated October 9, 1996.
  (a)(2)    Letter of Transmittal.
  (a)(3)    Notice of Guaranteed Delivery.
  (a)(4)    Letter from the Company to Warrantholders.
  (a)(5)    Guidelines of the Internal Revenue Service for Certification of
            Taxpayer Identification Number on Substitute Form W-9.
  (a)(6)    Text of Press Releases dated October 3 and 8, 1996.
  (b)       Not applicable.
  (c)       Not applicable.
  (d)       Not applicable.
  (e)       Not applicable.
  (f)       Not applicable.
  (g)       Audited Financial Statements for the fiscal years ended December 31, 1994 and 1995.
  (h)       Unaudited Financial Statements for the six months ended June 30, 1995 and 1996.